Exhibit 19.1
TO OUR STOCKHOLDERS, CUSTOMERS, AND EMPLOYEES

  For the three months ended September 26, 2009, Mueller’s net income was $18.7 million, or 50 cents per diluted share, on net sales of $419.9 million.  Year-to-date, the Company earned $22.2 million, or 59 cents per diluted share.  Net sales for the first nine months of 2009 were $1.11 billion.

  Net sales of the Company’s core product lines including copper tube, fittings, brass rod and forgings were substantially affected by the lower market values of copper and brass, the Company’s principal raw materials, which are largely passed through to customers.  In the third quarter of 2009, the Comex average price of copper was 23 percent lower than in the third quarter of 2008.  In addition, unit volumes of most of the Company’s core product lines were well below year ago levels.

  Our cost control initiatives have helped to mitigate the impact of weak demand in the residential and commercial construction sectors.  We expect challenging market conditions will continue into next year.

  Our Plumbing & Refrigeration segment posted operating earnings of $16.0 million on net sales of $240.9 million compared with operating earnings of $25.4 million on net sales of $371.3 million in the third quarter of 2008.  Due to lower throughput volumes, we experienced higher per unit conversion costs.  Our OEM segment posted operating earnings of $16.5 million during the third quarter of 2009 on net sales of $181.6 million, which compared with operating earnings of $10.6 million on net sales of $299.5 million for the same period in 2008.

  We continue to generate cash by intensively managing working capital and monitoring capital expenditures. Mueller ended the quarter with $353.9 million in cash, or $9.40 per share.  Our financial position remains strong.

 Very Truly Yours,

/S/ Harvey L. Karp	/S/ Gregory L. Christopher
Harvey L. Karp	Gregory L. Christopher
Chairman of the Board	Chief Executive Officer

October 20, 2009

MUELLER INDUSTRIES, INC.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(Unaudited)

	For the Quarter Ended		For the Nine Months Ended
	September 26, 2009	September 27, 2008	September 26, 2009	September 27, 2008
	(In thousands, except per share data)

Net sales	$419,890	$665,496	$1,114,248	$2,123,075

Cost of goods sold	354,039	588,469	954,775	1,861,475
Depreciation and amortization	10,441	11,529	31,276	33,517
Selling, general, and administrative expense	27,593	35,674	89,067	108,583

Operating income	27,817	29,824	39,130	119,500

Interest expense	(2,435)	(5,050)	(7,553)	(15,755)
Other (expense) income, net	(324)	2,573	688	9,103

Income before income taxes	25,058	27,347	32,265	112,848

Income tax expense	(6,246)	(8,422)	(9,796)	(37,992)

Consolidated net income	18,812	18,925	22,469	74,856

Less: net income attributable to noncontrolling interest	(146)	(254)	(267)	(1,816)

Net income attributable to Mueller Industries, Inc.	$18,666	$18,671	$22,202	$73,040

Weighted average shares for basic earnings per share	37,474	37,136	37,253	37,117
Effect of dilutive stock options	72	176	89	238

Adjusted weighted average shares for diluted earnings per share	37,546	37,312	37,342	37,355

Basic earnings per share	$0.50	$0.50	$0.60	$1.97

Diluted earnings per share	$0.50	$0.50	$0.59	$1.96

Dividends per share	$0.10	$0.10	$0.30	$0.30

MUELLER INDUSTRIES, INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
(Unaudited)

	September 26,	December 27,		September 26,	December 27,
	2009	2008		2009	2008
	(In thousands)			(In thousands)
ASSETS			LIABILITIES AND STOCKHOLDERS' EQUITY
Cash and cash equivalents	$353,874	$278,860	Current portion of long-term debt	$12,372	$24,184
Accounts receivable, net	225,316	219,035	Accounts payable	70,380	63,732
Inventories	178,372	210,609	Other current liabilities	96,346	113,668
Other current assets	30,327	46,322

Total current assets	787,889	754,826	Total current liabilities	179,098	201,584

			Long-term debt	158,226	158,726
			Pension and postretirement liabilities	39,180	38,452
			Environmental reserves	23,090	23,248
Property, plant, and equipment, net	258,278	276,927	Deferred income taxes	33,435	33,940
Other assets	151,429	151,160	Other noncurrent liabilities	1,401	1,698

			Total liabilities	434,430	457,648

			Stockholders' equity	737,799	700,683
			Noncontrolling interest	25,367	24,582

			Total equity	763,166	725,265

	$1,197,596	$1,182,913		$1,197,596	$1,182,913

Statements in this release that are not strictly historical may be “forward-looking” statements, which involve risks and uncertainties.  These include economic and currency conditions, continued availability of raw materials, market demand, pricing, and competitive and technological factors, among others, as set forth in the Company’s SEC filings.  These filings are available through our website at www.muellerindustries.com.